Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

January 29, 2009

iPath®

iPath® EtNs SPlitS aNd REvERSE Splits

Frequently asked Questions

General information behind iPath ETN splits and reverse splits a split will cause the price of an EtN to be lowered by the split ratio. Similarly, a reverse split will cause the price of an EtN to be raised by the reverse split ratio.

For example, should the Closing indicative value on any business day be above $400, Barclays intends, but is not obligated, to initiate a 4-for-1 split of the EtN. Should the Closing indicative value on any business day be below $25, Barclays intends, but is not obligated, to initiate a 1-for-4 reverse split of the EtN.

Which iPath Notes will be affected?

iPath® S&P 500 ViX Short-term FutureS™ etn

iPath® S&P 500 ViX mid-term FutureS™ etn

ticker VXX VXZ

eXchange NYSE Arca

SPlit Factor 4-for-1

reVerSe SPlit Factor 1-for-4

Please visit www.iPathEtN.com for additional information including the current Closing indicative value for the above EtNs.

How will ETN splits be handled?

If the ETN undergoes a split, Barclays will adjust the terms of the ETN accordingly. For example, if the ETN undergoes a 4-for-1 split, every investor who holds an ETN through the Depository Trust Company (DTC) on the relevant Record Date will, after the split, hold four ETNs, and adjustments will be made as described below. The Ex-Date for the split would be on the tenth business day after the day on which the Closing Indicative Value was above $400. The Closing Indicative Value on such day would be divided by four to reflect the 4-for-1 split of the ETN. Any adjustment of Closing Indicative Value will be rounded to eight decimal places. Settlement of any split would be on a standard T+3 basis.

How will reverse splits be handled?

In the case of a reverse split, Barclays will reserve the right to address odd numbers of ETNs (commonly referred to as ‘partials’) in a manner determined by Barclays in its sole discretion. If the ETN undergoes a 1-for-4 reverse split, every investor who holds four ETNs through DTC on the relevant Record Date will, after the reverse split, hold only one ETN and adjustments will be made as described below. The Ex-Date for the reverse split would be on the tenth business day after the day on which the Closing Indicative Value was below $25. The Closing Indicative Value on such day would be multiplied by four to reflect the 1-for-4 reverse split of the ETN. Any adjustment of Closing Indicative Value will be rounded to eight decimal places. Settlement of any reverse split would be on the standard T+3 basis.

How will ‘partials’ be handled?

If the total amount of an ETN is not evenly divisible by the split ratio, an odd number of ETNs would remain–these ETNs are referred to as ‘partials’.

Using the example cited above, holders who own a number of ETNs on the Record Date which is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of ETNs they hold which is evenly divisible by four, and

Barclays will have the right to compensate holders for their remaining or partial ETNs in a manner determined by it in its sole discretion. It is Barclays’ intention to provide holders with a cash payment for their partials equal to the appropriate percentage of the Closing Indicative Value on the fifteenth business day following the day on which the Closing Indicative Value was below $25.

For example, a holder who held 23 ETNs via DTC on the Record Date would receive five post-reverse split ETNs on a T+3 basis, and a cash payment equal to 3/4 of the Closing Indicative Value on the fifteenth business day following the day on which the Closing Indicative Value was below $25.

How will the split/reverse split affect my investment(s)?

The end result is that the split/reverse split procedure will ensure that the economic value (the number of ETNs multiplied by the price per ETN) will remain the same. You may own more or less ETNs, but you will own the same total value as before the split/reverse split.

For example:

4-For-1 number oF etns oWned cloSing indicatiVe Value/etn total Value

Pre-split 100 $400 $40,000

Post-split 400 $100 $40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

1-For-4 number oF etns oWned cloSing indicatiVe Value/etn total Value

Pre-split 1,600 $25 $40,000

Post-split 400 $100 $40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

How will this affect historical performance?

Generally, this will not have an effect on historical performance–all historical data is adjusted to account for the split. Rounding adjustments may lead to small differences in return calculations, however there is no effect on actual performance.

How does this affect my cost basis?

There is no change to your cost basis.

Will there be any new tickers or cusiPs associated with the split?

All of the tickers and CUSIP numbers will remain the same for a split or reverse split.

How will this affect my limit and/or GTc orders?

Generally, limit and GTC orders are canceled and need to be re-entered and replaced with a new (post-split) price. This applies to both single equity and option orders.

TIMING/TRANSACTION DETAILS

What are the relevant business days for a split or reverse split?

For splits:

action When

Price Trigger Closing Indicative Value above $400

Record Date 3 business days before Ex-Date

Payable Date* 1 business day before Ex-Date

Ex-Date 10 business days after Price Trigger

* Post-split notes adjusted via dtC. Closing indicative value on this day divided by four.

For reverse splits:

action When

Price Trigger Closing Indicative Value below $25

Record Date 3 business days before Ex-Date

Payable Date* 1 business days before Ex-Date

Ex-Date 10 business days after Price Trigger

Cash Value of Partial Set 5 business days after Ex-Date

Cash Settlement for Partials 8 business days after Ex-Date

* Post-split notes adjusted via dtC with new CUSiP. Closing indicative value on this day divided by four.

What will happen if i have settled ETNs in my account at the close of business on or before the Record Date?

DTC will distribute the post-split or reverse split ETNs to your broker on Payable Date, and you will see the change in your account holdings sometime after that date, depending upon your brokerage’s procedures.

What will happen if i buy ETNs that have not settled before the Record Date?

In this case, your broker will receive a ‘due bill’ indicating that the ETNs you purchased are ‘due’ additional ETNs, determined by the relevant split/reverse split ratio. The due bill will be exchanged for the ETNs on Due Bill Redemption Date, and you will see the change in your account holdings sometime after that date, depending upon your brokerage’s procedures.

Why don’t i see additional post-split ETNs reflected in my account either on Payable Date or Due Bill Redemption Date?

Adjusting notes is a two-step process. In the first step, the transfer agent, on behalf of the issuer, delivers the ETNs to DTC on the Payable Date or Due Bill Redemption Date. Brokerages then adjust your account, which, depending on their procedures, may take several days.

What will happen if i sell my ETNs any time before the Ex-Date?

You relinquish your right to the adjusted ETNs, as you have traded before the impact of the split/reverse split was put into effect, transacting at a pre-split/reverse split price and ETN quantity.

What will happen if i sell my ETNs on or between the Record Date and the Payable Date?

You relinquish your right to the adjusted ETNs, as you have traded before the impact of the split/reverse split was put into effect, transacting at a pre-split/reverse split price and ETN quantity.

What if i buy/sell ETNs on the Ex-Date during market hours?

The ETNs will begin trading on a split-adjusted basis on the Ex-Date.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLc has filed a registration statement (including a prospectus) with the sEc for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLc has filed with the sEc for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the sEc website at www.sec.gov. Alternatively, Barclays Bank PLc will arrange for Barclays capital inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “securities”) are unsecured obligations of Barclays Bank PLc and are not secured debt. The securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.”

Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and have been licensed for use by Barclays. “VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or CBOE, and S&P and CBOE make no representation regarding the advisability of investing in the Securities.

© 2009 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0040-0109 1650-05OM-1/09

NOT FDic insured • No Bank Guarantee • May Lose Value

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